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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-13044

                           NOTIFICATION OF LATE FILING

(Check One):    X Form 10-K

For Period Ended:     December 29, 1996
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

            Report of Price Waterhouse LLP as to fiscal years ended December 31, 1995 and January 1, 1995; Consent of Price Waterhouse LLP
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                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant                COOKER RESTAURANT CORPORATION
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Former name if applicable

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Address of principal executive office (Street and number)

                             5500 Village Boulevard
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City, state and zip code         West Palm Beach, Florida 33407
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                                     PART II
                             RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

X (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

X (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     In August 1996, the Registrant determined to engage KPMG Peat Marwick LLP as its independent public accountants for the fiscal year ended December 29, 1996. Price Waterhouse LLP had been the Registrant's independent public accountants for the fiscal years ended January 1, 1995 and December 31, 1995. This matter was previously reported on the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996. On March 20, 1996, Registrant delivered a draft of its Form 10-K Annual Report for the fiscal year ended December 29, 1996 to Price Waterhouse LLP together with a request to Price Waterhouse to supply its report for the fiscal years ended January 1, 1995 and December 31, 1995 and its consent to the incorporation by reference thereof into the Registrant's Form S-8 registration statement for inclusion in Registrant's Form 10-K for the fiscal year ended December 29, 1996. Price Waterhouse advised the Registrant that it would not supply its report or consent as requested despite Registrant's offer to pay for the report and consent and to indemnify Price Waterhouse. Registrant has engaged KPMG Peat Marwick LLP to audit the fiscal years ended January 1, 1995 and December 31, 1995 and to provide it with an audit report and consent on such years to be included in Registrant's Form 10-K Annual Report for the fiscal year ended December 29, 1996. However, it will take between six and eight weeks to complete such audit which was only begun after Price Waterhouse's refusal to supply the report and consent.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

    Robert S. Schwartz                            (614) 223-9304
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         (Name)                           (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                |_| Yes |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          COOKER RESTAURANT CORPORATION
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     March 28, 1997                       By:   /s/  G. Arthur Seelbinder
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                                                         G. Arthur Seelbinder


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Cooker Restaurant Corporation
5500 Village Boulevard
West Palm Beach, FL 33419

Dear Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Cooker Restaurant Corporation on or about March 28, 1997, which contains notification of the registrant's inability to file its Form 10-K by March 31, 1997. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements for the two-year period ended December 31, 1995, to be included in Form 10-K.

                                        Very truly yours,


                                        KPMG Peat Marwick LLP


March 28, 1997
Fort Lauderdale, Florida


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